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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/16/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Commerce Drive, Suite 170
(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Ellergodt (630)-448-5711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

DM

OATH OR AFFIRMATION

I, Phil Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinus Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KYLE DEPASQUALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:

Notary Public

Signature

Phil Johnson, CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 44,387
Commissions Receivable	47,723
Clearing Deposit	50,033
Other	8,101
TOTAL ASSETS	**150,244**

LIABILITIES & MEMBER'S EQUITY

Payables:	
Settlement Fees	$ 2,692
Intercompany	10,961
Deferred Revenue	3,792
TOTAL LIABILITIES	**17,445**
Member's Equity	132,799
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 150,244**

Notes to Financial Statements
December 31, 2017

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Sentinus Securities, LLC (the "Company") was formed on February 10, 2015 and is organized as a limited liability company in the State of Illinois. Effective February 16, 2017, the Company became registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As a registered broker dealer, the Company introduces transactions and accounts on a fully disclosed basis. The Company also intends to provide financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities. For the period from February 16, 2017 through December 31, 2017, the Company's revenues were primarily generated through the sale of insurance products.

The Company is a wholly owned subsidiary of Sentinus Holdings, LLC. The Company is also affiliated through common ownership with Sentinus, LLC and Sentinus Insurance Services, LLC. The majority of the Company's revenue is sourced by Sentinus, LLC, a registered investment advisor.

Income Taxes – The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States (GAAP) require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2017, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Cash – The Company maintains its cash in a bank account. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Commissions Receivable – This consists of commissions earned, but not yet received on the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2017.

Revenue Recognition – Commissions revenue is recognized on a trade-date basis as transactions occur. Commission expense is recorded at the same time as the related commission revenue. Success-based transaction fees are earned and recognized at the close of the transaction. Advisory, retainer, and other fees are earned and recognized as services are performed. Payments received in advance for such fees are recognized as deferred revenue until earned.

Concentrations – The Company relies extensively, but not exclusively, on the use of a limited number of preferred investment and insurance product providers. In 2017, commissions revenue from 4 providers accounted for 73% of revenue.

Management Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1. In subsequent years, this shall not exceed 15 to 1. As of December 31, 2017, the Company has net capital of $78,975, of which $73,975 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.0.

Note 3 - Related Party Transactions

The Company shares office space and various office-related expenses including payroll with Sentinus Holdings, LLC and Sentinus, LLC under expense sharing agreements with both entities. During 2017, expenses charged by Sentinus Holdings, LLC and Sentinus, LLC totaled $32,157 and $101,450, respectively. As of December 31, 2017, the amounts owed under the arrangement to Sentinus Holdings and Sentinus, LLC was $10,238 and $723, respectively.

Note 4 – Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of December 31, 2017.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2018, the date the financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Sentinus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentinus Securities, LLC as of December 31, 2017 and the related statements of operations, changes in member's equity, and cash flows for the period from February 16, 2017 (date of registration) through December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sentinus Securities, LLC as of December 31, 2017 and the results of its operations and its cash flows for the period from February 16, 2017 through December 31, 2017 are in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sentinus Securities, LLC's management. Our responsibility is to express an opinion on Sentinus Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sentinus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Computation of Net Capital Under SEC Rule 15c3-1 and Statement Regarding SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Sentinus Securities, LLC's financial statements. The supplemental information is the responsibility of Sentinus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Sentinus Securities, LLC's auditor since November 14, 2017.
Chicago, Illinois
February 26, 2018